FG FINANCIAL GROUP, INC.

360 Central Ave., Suite 800

St. Petersburg, Florida 33701

June 13, 2022

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: John Stickel

RE:	FG Financial Group, Inc. (the “Company”)
Registration Statement on Form S-1
(File No. 333-264735) (the “Registration Statement”)

Dear Mr. Stickel:

The Company hereby requests acceleration of effectiveness of the Registration Statement to 5:00 p.m. Eastern Time on June 15, 2022, or as soon thereafter as practicable.

The Company hereby acknowledges that:

●	Should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

●	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

●	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,
FG FINANCIAL GROUP, INC.

By:	s/ Hassan R. Baqar
Hassan R. Baqar
Chief Financial Officer